SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NIP Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

654503 101†

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† CUSIP number 654503 101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol “NIPG.” Each ADS represents two Class A ordinary shares.

CUSIP No. 654503 101

1.	Name of Reporting Person xiaOt Sun Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,362,987. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,362,987. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,362,987. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

8.3% of total issued and outstanding ordinary shares, assuming conversion of all issued and outstanding Class B1 and Class B2 ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

CUSIP No. 654503 101

1.	Name of Reporting Person Liwei Sun
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,362,987. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,362,987. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,362,987. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

8.3% of total issued and outstanding ordinary shares, assuming conversion of all issued and outstanding Class B1 and Class B2 ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer: NIP Group Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden
Item 2(a).	Name of Person Filing: Liwei Sun xiaOt Sun Holdings Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Liwei Sun:

No. 26, Gaoxin 2nd Road

East Lake High-tech Development Zone

Wuhan, Hubei, 430000

The People’s Republic of China

For xiaOt Sun Holdings Limited:

Start Chambers, Wickham’s Cay II, P.O. Box 2221

Road Town, Tortola, VG 1110

British Virgin Islands

Item 2(c).	Citizenship: Liwei Sun – People’s Republic of China xiaOt Sun Holdings Limited – British Virgin Islands
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares (Class B1 ordinary shares and Class B2 ordinary shares collectively referred to as “Class B ordinary shares”). The rights of the holders of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote and is not convertible into any other shares of the Issuer’s capital stock. Each Class B ordinary share is entitled to 20 votes, subject to certain conditions and restrictions. Class B ordinary shares are convertible at the option of the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 2(e).

CUSIP Number:

654503 101

CUSIP number 654503 101 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol “NIPG.” Each ADS represents two Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Reporting Person:	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Liwei Sun	9,362,987	(3)	8.3%	22.4%	9,362,987	0	9,362,987	0
xiaOt Sun Holdings Limited	9,362,987	(3)	8.3%	22.4%	9,362,987	0	9,362,987	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 112,476,359 ordinary shares (consisting of 74,472,041 Class A ordinary shares, 24,641,937 Class B1 ordinary shares, and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of July 30, 2024 provided by the Issuer, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on July 26, 2024, and Form 6-K filed with the Securities and Exchange Commission on July 30, 2024. The Class B1 ordinary shares and Class B2 ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

(2)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to 20 votes per share, subject to certain conditions and restrictions.

(3)	Represents 9,362,987 Class B1 ordinary shares directly held by xiaOt Sun Holdings Limited. xiaOt Sun Holdings Limited is a limited liability company established in the British Virgin Islands wholly owned by Mr. Liwei Sun.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024

Liwei Sun

By:	/s/ Liwei Sun
Liwei Sun

xiaOt Sun Holdings Limited

By:	/s/ Liwei Sun
Name:	Liwei Sun
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement